Exhibit 99.1

ZTO EXPRESS Launches Hong Kong Initial Public Offering

SHANGHAI, Sept. 16, 2020 /PRNewswire/— ZTO Express (Cayman) Inc. (NYSE: ZTO) (the “Company” or “ZTO EXPRESS”; Stock code: 2057.HK), a leading express delivery company in China, today announced the launch of its Hong Kong public offering (the “Hong Kong Public Offering”), which forms part of the global offering (the “Offering”) of 45,000,000 new Class A ordinary shares (the “Offer Shares”) and listing of its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “2057”.

The Company’s American depositary shares (the “ADSs”), each representing one Class A ordinary share of the Company, will continue to be listed and traded on the NYSE. Investors in the Offering will only be able to purchase Class A ordinary shares and will not be able to take delivery of ADSs. Upon listing in Hong Kong, the Class A ordinary shares listed on the Hong Kong Stock Exchange will be fully fungible with the ADSs listed on the NYSE.

“The successful listing on HKEX is a key milestone for ZTO. Since our founding in 2002, motivated by our ‘shared-success’ philosophy, ZTO has built an efficient operating platform and a stable partner network,” said Mr. Lai Meisong, Founder, Chairman and CEO of ZTO Express. “We will continue our effort towards our mission of ‘Bringing happiness to more people through our services’ and become a world-leading comprehensive logistics service provider.”

The Offering initially comprises 2,250,000 new Offer Shares under the Hong Kong Public Offering and 42,750,000 new Offer Shares for the international offering (the “International Offering”), representing approximately 5% and 95% of the total number of Offer Shares in the Offering, respectively, subject to re-allocation and over-allotment. Subject to the level of oversubscription in the Hong Kong Public Offering and pursuant to the claw back mechanism as described in the prospectus issued by the Company in Hong Kong dated 17 September 2020, the total number of Class A ordinary shares available under the Hong Kong Public Offering could be adjusted to up to a maximum of 9,000,000, representing approximately 20% of the Offer Shares initially available under the Offering. In addition, the Company expects to grant the international underwriters an over-allotment option to require us to issue up to an additional 6,750,000 new Class A ordinary shares in the International Offering, representing not more than 15% of the Offer Shares initially available under the Offering.

The offer price for the Hong Kong Public Offering (the “Hong Kong Offer Price”) will be no more than HK$268 per Class A ordinary share (the “Maximum Offer Price”). The offer price for the International Offering tranche of the Offering (the “International Offer Price”) may be set higher than the Maximum Offer Price. The Company is expected to set the International Offer Price on or about 22 September 2020 Hong Kong time by taking into consideration, among other factors, the closing price of the ADSs on the NYSE on the last trading day on or before 22 September 2020 and investor demand during the marketing process. The final Hong Kong Offer Price will be set at the lower of the final International Offer Price and the Maximum Offer Price of HK$268 per Class A ordinary share. Class A ordinary shares will be traded in board lots of 50 Class A ordinary shares.

The Company plans to use the net proceeds from the Offering for infrastructure and capacity development, empowering network partners and strengthening the network stability, investments in logistics ecosystem and for general corporate purposes.

Fully Electronic Application Process for the Hong Kong Public Offering

The Company has decided to adopt a fully electronic application process for the Hong Kong Public Offering, with no printed copies of prospectuses or application forms. A fully electronic application process is consistent with the way in which the Company’s users and stakeholders engage and interact with each other and the Company. The Company believes such method will also help mitigate the environmental impact of printing and minimize the exploitation of natural resources, among others. The prospectus is available at the website of the Hong Kong Stock Exchange at www.hkexnews.hk and the Company’s website at http://zto.investorroom.com/.

The Company encourages applicants for the Hong Kong Public Offering to view its prospectus and apply online through the White Form eIPO service at www.eipo.com.hk, or through the CCASS EIPO service (directly or through their brokers or custodians). The Hong Kong Public Offering will commence at 9:00 a.m. on Thursday, 17 September 2020 Hong Kong time and will close at 12:00 noon on Tuesday, 22 September 2020 Hong Kong time.

Potential applicants may call the enquiry hotline of Computershare Hong Kong Investor Services Limited if they have any questions about making applications in the Hong Kong Public Offering. The hotline number is +852 2862 8600 and will be open from 9:00 a.m. to 9:00 p.m. on Thursday, 17 September 2020, Friday, 18 September 2020, from 9:00 a.m. to 6:00 p.m. on Saturday, 19 September 2020 and Sunday, 20 September 2020, and from 9:00 a.m. to 9:00 p.m. on Monday, 21 September 2020, and from 9:00 a.m. to 12:00 noon on Tuesday, 22 September 2020 Hong Kong time.

Goldman Sachs (Asia) L.L.C. is the Sole Sponsor, the Sole Global Coordinator, a Joint Bookrunner and a Joint Lead Manager for the proposed Offering.

The International Offering is being made only by means of a preliminary prospectus supplement dated 16 September 2020 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 11 September 2020, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov.

The proposed Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong.

The price of the Offer Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilization) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) will be contained in the prospectus of the Company dated 17 September 2020.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. is a leading express delivery company in China. Founded in 2002, the Company is China’s leading express delivery service provider based on total parcel volume, with a 19.1% market share in 2019. The Company is the youngest among the scaled express delivery companies in China and the largest in scale and the most profitable among the Tongda Operators, who are the express delivery service providers utilizing the “network partner model” in China, namely the Company, YUNDA Holding Co., Ltd., YTO Express Group Co., Ltd., BEST Inc. and STO Express Co., Ltd. The Company has developed one of the most extensive and reliable delivery networks in China. As of 30 June 2020, the Company’s network covers over 99.2% of cities and counties in China. The Company has achieved rapid growth while maintaining superior profitability and high customer satisfactions. The Company’s total parcel volume increased from 6.2 billion in 2017 to 12.1 billion in 2019, and from 5.4 billion in the six months ended 30 June 2019 to 7.0 billion for the six months ended 30 June 2020. The Company’s net income increased from RMB3.2 billion in 2017 to RMB5.7 billion in 2019.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expect”, “anticipate”, “estimate”, “believe”, “going forward”, “ought to”, “may”, “seek”, “intend”, “plan”, “projection”, “could”, “vision”, “goals”, “aim”, “aspire”, “objective”, “target”, “schedules”, “outlook” and similar statements. Among other things, the description of the proposed offering in this announcement contains forward-looking statements. ZTO Express may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ZTO Express’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ZTO Express’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s express delivery market; changes in its revenues and certain cost or expense items; the expected growth in China’s express delivery market; Chinese governmental policies relating to express industry and general economic conditions in China. Further information regarding these and other risks is included in ZTO Express’s filings with the SEC and the prospectus registered in Hong Kong. All information provided in this press release and in the attachments is as of the date of this press release, and ZTO Express undertakes no obligation to update any forward-looking statement, except as required under applicable law.

This press release is issued by Wonderful Sky Financial Group Ltd. on behalf of ZTO Express (Cayman) Inc.

Contacts

Investor Relations
Tel: (86) 21 5980 4508

Email: ir@zto.com

Media

Tel: (86) 21 3108 0370

Email: media@zto.com

For further information, please contact:

Wonderful Sky Financial Group Limited

Angie Li / Rachel Xia

Tel: (852) 3970 2273 / (852) 3970 2176

Email: angieliy@wsfg.hk / rachelxiac@wsfg.hk / po@wsfg.hk